[Hodgson Russ LLP Letterhead]

Omer Ozden

Direct Dial: 416.595.2683

Facsimile: 416.595.5021

oozden@hodgsonruss.com

August 30, 2006

Securities and Exchange Commission

Washington, D.C. 20549

Attn:

Jill Davis

Branch Chief

Re:

Puda Coal, Inc.

Registration Statement on Form SB-2

Filed December 16, 2005

File No. 333-130380

Dear Ms. Davis:

Puda Coal, Inc. (the “Registrant”) is responding to the letter from the Staff of the Securities and Exchange Commission (the “Commission”) dated July 26, 2006 commenting on the amendment to the Registration Statement on Form SB-2 (the “Registration Statement”) filed by the Registrant on July 10, 2006. In our responses set forth below, we have numbered the paragraphs from the Staff’s letter consecutively.

In addition to our responses to the Staff’s comments, we have provided an outline of how we propose to prepare Amendment No. 5 to the Registration Statement. Please note that we are not amending the Registration Statement concurrently with this response letter and request that we receive your comments to our responses and our proposals regarding the preparation of Amendment No. 5 prior to filing such Amendment.

For your convenience, we have repeated each comment immediately prior to our response below.

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Form SB-2/A-4 filed July 10, 2006

2.  Summary of Significant Accounting Policies, page F-11

(a)  Basis of Presentation and Consolidation

1.

We have reviewed your response to prior comment number seven.  Please address each of the following additional issues which we believe continue to require either a more thorough analysis or further clarification:

●

Please provide a separate analysis to support your conclusion that your consolidation of each of the following entities is either within the scope of FIN 46(R) or EITF 97-2.

○

Shanxi Puda Coal Group Co., Ltd.

○

Puda Resources Group Co., Ltd. (“Resources Group”), which you refer to on page 44.

○

Shanxi Liulin Jucai Coal Industry Co., Limited.

○

Shanxi Puda Resources Group Limited (“Resources Group”), which you refer to on page F-46 as a related company with common owners.

As previously requested, this analysis should be comprehensive, addresses all relationships between Puda Coal, Inc. and related entities, address and cite the key terms and sections of the applicable contractual arrangements to support your conclusions.  Please ensure that your analysis addresses both expected income and losses.

Regulation 210.3A-01 of Regulation S-X states “In deciding upon consolidation policy, the registrant must consider what financial presentation is most meaningful in the circumstances and should follow in the consolidated financial statements principles of inclusion or exclusion which will clearly exhibit the financial position and results of operations of the registrant.” Based on this principle, Shanxi Puda Coal Group Co., Ltd. (“Shanxi Coal”) is consolidated into Puda Coal, Inc. (the “Registrant” or “Puda Coal”), for under the various contractual arrangements between Shanxi Coal and Taiyuan Putai Business Consulting Co., Ltd  (“Putai”), a wholly-owned subsidiary of Puda Coal, Putai has control over all of the operating cash flow and the voting rights of the shareholders of Shanxi Coal, as well as over Shanxi Coal's operating and management decisions.

Please see attached as Appendix A hereto a summary of the key terms of the applicable contractual arrangements (as included as exhibits to the Registrant’s Form 8-K filed on July 18,

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2005) which provide Putai with its control over Shanxi Coal. Particularly, control over operating cash flows comes under Article 1 of the Operating Agreement, Article 3 of the Technology License Agreement, and Article 2 of the Exclusive Consulting Agreement.  Control over voting rights comes under Article 1 of the two Authorization Agreements. Control over operating and management decisions comes under Articles 2, 3 and 4 of the Operating Agreement, Article 1 of the Exclusive Consulting Agreement, Article 1 of the two Authorizations, and Article 2 of the Exclusive Option Agreement.

However, it is our belief that, notwithstanding the common ownership of Shanxi Liulin Jucai Coal Co., Limited (“Jucai”) and Shanxi Puda Resources Group Limited (“Resources Group”) by the two Zhao brothers with the majority shareholdings in Puda Coal, Jucai and Resources Group should not be consolidated with Puda Coal.

As indicated in the analysis of EITF 97-2, neither of these entities would be consolidated under that pronouncement, since Puda Coal does not have a controlling financial interest in either of the entities as defined in EITF 97-2.  Using common ownership as the reason to consolidate might be sensible if Puda Coal were a private entity, as the consolidation would present to the majority owners a picture of all their operations in one place. Puda Coal, however, is not a private entity, it is a public company. By including Jucai and Resources Group in the consolidated group, the impression given to the current and potential public shareholders of Puda Coal other than the Zhao brothers is that they have an interest in these two companies and the right to share in any asset appreciation. This, of course, is not true as these shareholders have an interest in Puda Coal and the entities it owns and controls. They have no interest or rights concerning Jucai and Resources Group, and have no claim to any of the activities or net assets of those companies.  Additionally, creditors of Puda Coal might believe that the assets available to satisfy their obligations include those of Jucai and Resources Group, when in fact those assets, unless contractually pledged against those obligations, cannot be used by Puda Coal to pay its debts. We believe presenting consolidated or combined statements with Jucai and Resources Group is misleading as it distorts the financial position and results of operations of Puda Coal by including entities that it neither owns nor controls.

●

Please address the recent purchases of coal washing facilities disclosed on page 52 from the Resources Group in your analysis.

Shanxi Coal purchased two coal washing facilities from Resources Group under a credit facility provided by Resources Group under normal market terms. The credit facility is secured by the plant and equipment of the two coal washing facilities, and repayment is amortized over a ten year period at an interest rate of 6%, which was in the lending rate range for unsecured loans in China in 2005. The lending rate for secured loans, such as the credit facility between Shanxi Coal and Resources Group, could presumably be even lower. Resources Group does not have control over or an equity interest in Shanxi Coal nor does Resources Group have control over or an equity interest in Shanxi Coal.

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●

We note that the operating and authorization contracts have a 10 year term with a renewal option for an additional ten years.  Please tell us how the 10 year initial term compares to the total cash flows expected to be generated by Shanxi Puda Coal Group Co., Ltd. over its expected life.  Indicate whether or not there are any circumstances which would limit its ability to operate.

The equipment of the coal washing facilities is depreciated over 10 years, the plants are depreciated over 20 years, and the land use rights are amortized over 50 years, so we can reasonably suppose that the expected life of the coal washing facilities is 10 years from 2005. During these 10 years, the operating cash flow is expected to remain positive and the initial 10 year term of the operating agreements is expected to cover the expected life of Shanxi Coal’s coal washing facilities, and Putai’s option for renewal of the agreements can be used to cover any remaining life of Shanxi Coal’s facilities.

Over Shanxi Coal’s expected life, there are no circumstances we can see which would limit its ability to operate.

●

We note your EITF 97-2 analysis with respect to financial interest.  Please clarify what is unilaterally salable or transferable by Putai.

The entire registered capital of Shanxi Coal and therefore the entire ownership of Shanxi Coal, its assets, and operating cash flows are salable and transferable by Putai. Under the Exclusive Option Agreement among Putai, Shanxi Coal, Zhao Ming and Zhao Yao dated June 24, 2005, Putai (which is beneficially owned by Puda Coal, Inc.) has the exclusive option to purchase the entire equity of Shanxi Coal from Zhao Ming and Zhao Yao. The Agreement is also binding and inures to the interest of Putai’s respective successors and assigns. In the event Putai desired to sell or transfer its interest in Shanxi Coal, it could assign the Agreement, or alternatively, exercise its option under the Agreement and sell or transfer the entire registered capital (or a portion thereof at its discretion), to a third party.  Please see the key terms of the various agreements as outlined in Appendix A and particularly, Articles 1 and 2 of the Exclusive Option Agreement.

○

Please also indicate whether or not Putai has the right to share in the portion of the financial interest in the sale of liquidation of Shanxi Coal.

Under the Exclusive Option Agreement, no option in the equity ownership may be given to any person other than Putai and there is an absolute prohibition on the sale of the equity of Shanxi Coal or its assets by Zhao Ming and Zhao Yao. Therefore, only Putai has the right to sell Shanxi Coal, either after it has exercised its option to purchase it, or by assigning its option rights.

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Therefore, Putai (and only Putai), has the right to share in the full amount of the financial interest in Shanxi Coal’s sale.  Under the Agreement, Shanxi Coal, Zhao Ming and Zhao Yao may not sell, transfer, mortgage or dispose of any assets without the prior written consent of Putai. Thus, there cannot be a liquidation of Shanxi Coal without Putai’s authorization. Furthermore, under the Authorizations dated June 24, 2005 whereby Zhao Ming and Zhao Yao authorize Putai to exercise all their rights as holders of Shanxi Coal’s registered capital, it is Putai that determines if Shanxi Coal may be liquidated. Therefore, Putai controls any decision under the Exclusive Option Agreement and the Authorizations to liquidate Shanxi Coal and would therefore control the right to the financial interest in such an event. Please see the key terms of the various agreements outlined in Appendix A and particularly, Articles 1 and 2 of the Exclusive Option Agreement.

○

Please indicate whether or not Putai has the right to share in the change in the fair value of Shanxi Coal during the term of the operating agreement.

Putai receives 20% of the cash flows under the Technology License Agreement, 50% of the cash flows under the Operating Agreement and 30% of the cash flows under the Exclusive Consulting Agreement. In effect, then, 100% of the cash flows of Shanxi Coal’s are paid to Putai. Therefore, it receives the fair value of the cash flows of Shanxi Coal during the term of these agreements. If Shanxi Coal’s cash flows change, so directly do the amounts received by Putai. Furthermore, as shown in the response above, only Putai has the right to the financial interest on the sale or transfer of Shanxi Coal.  Thus, in the event Putai decided to sell its equity interest therein, the consideration received by Putai would change in accordance with any change in the fair value of Shanxi Coal. Please see Appendix A for the key terms of the various agreements discussed above and particularly, Article 1 of the Operating Agreement, Article 3 of the Technology License Agreement, and Article 2 of the Exclusive Consulting Agreement.

●

We note your response regarding your arrangement with Jucai Coal.  Please explain why this entity is not required to be consolidated given the common ownership.

Please see our response to this question in the third paragraph under bullet number 1 above.

●

We note your statement that Jucai Coal is the supplier of raw coaking coal to Shanxi Coal.  We also note your statement that there is currently a serious supply shortage of raw coal in China.  Please explain the impact of this shortage on Shanxi Coal’s operations and its ability to generate cash flows over its expected life.  Clarify whether or not there is another source of raw coal that meets your operating specifications and at a price that is economic.

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Since 2002, concurrent with its strong economic growth, China has faced an energy shortage problem, especially with respect to coal and electricity. Over the last 4 years, the price of raw coal increased by about 300% to 400%, from RMB70-80 to RMB300-400 per metric ton. Since 2002, spurred by this increase in price and demand, coal manufacturers all over China have been quickly expanding their capacity and increasing production.  As a result, the shortage in supply of coal eased in 2005 and 2006 as the supply of raw coal has expanded and the issues related to supply shortages have improved since the period of 2002 to 2005.

Shanxi Coal has established long-term and very good business relationships with many of the local raw coal suppliers in Shanxi Province. This is the center of the coal mining industry in China. Based on these relationships, it has access to reliable raw coal supplies meeting its operating specifications even in situations where supply becomes severely tightened. Under conditions which are anticipated in the future, Shanxi Coal will be able to meet its raw coal supply requirements.  Even in the event shortages become more pronounced, we do not expect a material impact on Shanxi Coal’s operations nor its ability to generate cash because of its relationships with various suppliers as described above.

In addition to what it receives from Jucai Coal, Shanxi Coal has reliable raw coal supply from other raw coal suppliers in Liulin County, Shanxi Province. This particular area contains the quality of raw coal produced at the prices that meet our operating specifications. With its strategy to diversify its raw coal supply sources and reduce purchases with related parties, the raw coal purchased by Shanxi Coal from Jucai Coal only accounts for 18% of the total raw coal purchased by Shanxi Coal in the second fiscal quarter of 2006. In this quarter, Shanxi Coal purchased 507,634.70 metric tons of raw coal from 13 coal mines in Liulin County, and among that, only 91,737.70 metric tons was from Jucai Coal. Even in the eventuality that Shanxi Coal cannot receive raw coal from Jucai Coal, it has alternative sources as described above from which to receive its supply.

●

Please expand your analysis to address the Shanxi Liulin Jucai Plant lease in your FIN46(R) analysis.

The lease agreement between Shanxi Coal and Jucai expired on Dec. 31, 2005 and was thereafter not renewed.  We did not renew the lease because of the expansion with the two new facilities.

Note 11.  Convertible Notes and Related Warrants, page F-19

2.

We note from your response to prior comment number nine that you used an expected term of one year for both the conversion option and the warrants in your Black-Scholes model.  Please note that footnote 7 in SAB 107 states that if factors

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such as nontransferability, nonhedgability and the truncation of the contractual term were not present in a nonemployee share option arrangement, the use of an expected term assumption shorter than the contractual term would generally not be appropriate in estimating the fair value of the nonemployee share options.  It does not appear that these factors are present in the outstanding convertible notes and warrants.  In light of this fact, please tell us why you concluded it was appropriate to use a one year term for the conversion option and warrants, since the conversion option is attached to debt with a term of three years and the warrants have a five year term.

We have changed the term to three years for the conversion features and five years for the warrants in the Black-Scholes model and the financial statements in our Form 10-QSB/A for the second fiscal quarter of 2006 filed on August 21, 2006 were revised accordingly.

3.

We note your response to prior comment number ten indicates that the “warrants are freestanding derivative financial instruments” and that you revised the footnote disclosure accordingly.  However, we note that you retained disclosure that indicates that the warrants are embedded derivatives.  In this regard, you state that the guidance in SFAS 133 and EITF 00-19 “requires the Company to bifurcate and separately account for the conversion feature and warrants as embedded derivatives contained in the Company’s convertible notes.”  Please revise your disclosure as appropriate.

We have revised the disclosure by deleting the word “embedded,” which is reflected in our Form 10-QSB/A for the second fiscal quarter of 2006 filed on August 21, 2006.

4.

We note from your response to prior comment number 11 that you used the straight line method to amortize the discount on the conversion feature and warrants.  As previously requested, please disclose the methodology you are using to amortize these discounts.

We have changed amortization of discount on conversion feature and warrants and debt issue costs from straight line method to effective interest method.  The financial statements were revised accordingly in the Form 10-QSB/A for the second fiscal quarter of 2006 filed on August 21, 2006 and the methodology was disclosed in the footnote.

Proposed Amendments to Amendment No. 5 of the Registration Statement

We would like to receive your comments on the proposed amendments we intend to make to the Registration Statement. These amendments are:

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1.

Update the financial statements in the Registration Statement by adding the financial statements from the second fiscal quarter of 2006. These financial statements and the notes thereto will contain the revisions we describe in our responses to Comments No. 2, 3 and 4 above.

2.

Potentially amend our financial statements for the periods covering the first fiscal quarter of 2006 and the annual fiscal year of 2005.  We are currently reviewing the impact that the revisions we describe in our responses to Comments No. 2, 3 and 4 above will have on each such period and whether amendments and restatements to the related Form 10-QSB and/or Form 10-KSB will be required.  This may impact our Management Discussion and Analysis or Plan of Operation section as well, which will be amended to the extent necessary. We are also being advised by our independent public accountants with respect to these issues.

Management of the Registrant is currently considering whether the financial statements covering such periods should no longer be relied upon because of an error in such financial statements as addressed in Accounting Principles Board Opinion No. 20 (as succeeded by SFAS 154), and if a conclusion by management or by our independent public accountants determines this to be the case, we will make a filing under Item 4.02 of Form 8-K regarding any such determination.

3.

The Registrant has an obligation to pay a penalty in common stock to investors who participated in the Registrant’s private placement on November 18, 2005 related to the timing of the related Registration Statement being declared effective by the Commission. Such common stock have not been issued but penalties began to accrue on March 17, 2006 and we propose to recalculate beneficial ownership percentages for Principal Stockholders to reflect the dilution that would occur due to this future issuance.

4.

During our analysis of Resources Group we discovered that a share transfer among parties had not been completed pursuant to the laws of the PRC, and that the ownership of Resources Group as set forth on the table on pages 2 and 41 of the Registration Statement is not accurate. The table sets forth that Zhao Ming and Zhao Yao own 80% and 20%, respectively, of Resources Group. However, the ownership of Zhao Yao is actually only 10%. There are two other shareholders, Xue Ning and Xue Yue, each holding 5%. The table on the Registration Statement reflects the intention of the parties, which is for the two additional shareholders to transfer their holding to Zhao Yao. This transfer has not been consummated and we will amend the Registration Statement to reflect the accurate ownership.

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The table has many entities and shareholders and for the sake of an easily readable presentation, we would like to know if we can simply add them as “other shareholders” or would you prefer we have a distinct box for each shareholder setting forth their names?

Please note that “Puda Resources Group Co., Ltd.” and “Shanxi Puda Resources Group Limited” are the same company and are defined as “Resources Group” throughout the Registration Statement. However, there was an inconsistency between translations of the Chinese name of the company into English in the financial statements and in the main body of Registration Statement. This inconsistency will also be corrected in our amendment.

5.

We will update the sections entitled “Market for Our Capital Stock” and also “Recent Sales of Unregistered Securities” and any other item to the extent any events related to the Registrant warrant.

6.

We will add an Exhibit 5.1 Opinion on Legality relating to the securities being registered, and whether they will, when sold, be legally issued, fully paid and non-assessable.

We look forward to receiving your comments to our responses and proposals regarding Amendment No. 5 of the Registration Statement.

            Very truly yours,

            HODGSON RUSS LLP

            By:  /s/ Omer Ozden

    Omer Ozden

cc:

C. Moncada-Terry

J. Goeken

Janet N. Gabel